Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 16 DATED JANUARY 17, 2023
TO THE PROSPECTUS DATED APRIL 7, 2022
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 7, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of February 1, 2023;
•to disclose the calculation of our December 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended December 31, 2022, the Company’s Class I NAV per share decreased 1.39% from $31.89 as of November 30, 2022 to $31.45 as of December 31, 2022.1 This change was primarily attributable to the continued impact of higher interest rates on certain asset valuations. The declines were partially offset by positive trends across our industrial investments.
The Company continues to prioritize liquidity in the current environment, and has also taken steps to reduce Company leverage from 43% at the beginning of the quarter to 34% as of year-end. Through 2022, the Company satisfied 100% of repurchase requests under its share repurchase plan and has not limited or pro-rated any repurchases. We also enjoyed positive net fundraising flows for the fourth quarter of 2022. The Company currently has liquidity exceeding 20% of its NAV in cash, liquid real estate-related securities, and capacity on its credit facility.
Investment activity remains focused on private credit opportunities, and in January 2023, the Company funded its remaining $15 million unfunded commitment in an affiliated, open-ended private real estate debt vehicle that primarily originates floating-rate loans.
February 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2023 (and repurchases as of January 31, 2023) is as follows:

Transaction Price (per share)
Class T	$31.2919
Class S	$31.2912
Class D	$31.2787
Class I	$31.4458
Class E	$32.5841
1 Our Class T NAV per share decreased from $31.78 to $31.29; Class S NAV per share decreased from $31.80 to $31.29; Class D NAV per share decreased from $31.76 to $31.28; and Class E NAV per share decreased from $33.13 to $32.58.

The February 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
December 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2022.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of December 31, 2022:

$ in thousands, except share data
Components of NAV	December 31, 2022
Investments in real estate	$880,675
Investments in unconsolidated entities	153,384
Investments in real estate-related securities	23,512
Investment in commercial loan	21,800
Investment in affiliated fund	14,969
Cash and cash equivalents	39,765
Restricted cash	6,022
Other assets	11,055
Mortgage notes, revolving credit facility and financing obligation, net	(431,543)
Subscriptions received in advance	(2,510)
Other liabilities	(14,792)
Accrued performance participation allocation	(3,977)
Management fee payable	(266)
Accrued stockholder servicing fees	(4)
Non-controlling interests in joint-ventures	(39,105)
Net asset value	$658,985
Number of outstanding shares/units	20,627,189
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2022:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$14,071	$11,010	$18,909	$118,378	$59,532	$433,622	$3,463	$658,985
Number of outstanding shares/units	449,680	351,856	604,538	3,764,505	1,827,018	13,523,324	106,268	20,627,189
NAV Per Share/Unit as of December 31, 2022	$31.2919	$31.2912	$31.2787	$31.4458	$32.5841	$32.0648	$32.5841
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.4%	5.5%
Office	7.3%	6.0%
Multifamily	6.8%	5.1%
Industrial	6.6%	5.4%
Self-Storage	7.7%	5.4%
Retail	8.2%	7.1%
Student Housing	6.7%	5.3%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	1.9%	1.8%	2.0%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	3.0%	2.7%	3.4%	3.2%	3.0%	2.0%	3.1%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.8)%	(2.5)%	(3.0)%	(3.0)%	(2.7)%	(1.9)%	(2.9)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of January 12, 2023, we have issued and sold in our public offering (1) 3,863,970 shares of our common stock (consisting of 114,611 Class T shares, 91 Class S shares, 258,536 Class D shares, 1,473,834 Class I shares and 2,016,898 Class E shares) in the primary offering for total proceeds of $118.2 million and (2) 16,706 shares of our common stock (consisting of 93 Class T shares, 314 Class D shares, 9,369 Class I shares and 6,930 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.5 million. As of December 31, 2022, our aggregate NAV was $659.0 million. We intend to continue selling shares in our public offering on a monthly basis.